Exhibit 99.4

Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved styleIPC Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 PM (New York Time) on June 12, 2025) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of NetEase, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business, New York Time, on May 23, 2025 at the Annual General Meeting of Shareholders of NetEase, Inc. to be held at 10:00 a.m. (Beijing Time) on June 25, 2025 at the Company’s offices located at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052, in respect of the resolutions specified on the reverse. A copy of the Company's 2024 annual report is available at http://ir.netease.com. If you wish to receive a paper or email copy of the Company's 2024 annual report, you may request a copy by emailing ir@service.netease.com. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. NETEASE, INC. (the “Company”) PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE NetEase, Inc. Annual General Meeting of Shareholders For Shareholders of record as of May 23, 2025, New York Time Wednesday, June 25, 2025 10:00 AM, Beijing Time No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People's Republic of China 310052 P.O. BOX 8016, CARY, NC 27512-9903 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 PM, New York Time, June 12, 2025. Have your ballot ready and please use one of the methods below for easy voting: Your vote matters! Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

NetEase, Inc. Annual General Meeting of Shareholders

Please make your marks like this: ☒

PROPOSAL	YOUR VOTE		
PROPOSAL NO. 1: As an ordinary resolution, re-elect the following directors to serve for the ensuing year until the next annual general meeting of shareholders and until their successors are elected and duly qualified, or until such directors are otherwise vacated in accordance with the Company's Memorandum and Articles of Association:			
	FOR	AGAINST	ABSTAIN
1a. William Lei Ding	☐	☐	☐
1b. Alice Yu-Fen Cheng	☐	☐	☐
1c. Grace Hui Tang	☐	☐	☐
1d. Joseph Tze Kay Tong	☐	☐	☐
1e. Michael Man Kit Leung	☐	☐	☐
PROPOSAL NO. 2: As an ordinary resolution, ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as auditors of the Company for the fiscal year ending December 31, 2025 for U.S. financial reporting and Hong Kong financial reporting purposes, respectively.	☐	☐	☐

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) Date

Signature (if held jointly) Date